Exhibit 99.1

eHi Car Services Announces Sale of its Equity Investment

SHANGHAI, June 24, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced that it entered into a definitive agreement on June 2, 2015, pursuant to which the Company transferred 100% equity interest in its wholly owned subsidiary Elite Plus Developments Limited (“Elite Plus”) to Eagle Legend Global Limited, an independent third party, for gross proceeds of US$160.9 million. This transaction was closed on June 24, 2015. Elite Plus currently holds a stake in Xiaoju Kuaizhi Inc., which the Company invested in April 2014 at a consideration of approximately US$25 million. The net proceeds received from this transaction will be used to further expand eHi’s car rental and car services fleets and to fund eHi’s operations across China.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the expected use of net proceeds received from the sale of Elite Plus, and the Company’s ability to further enhance operation efficiency.  The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ehic@ogilvy.com